SECURI[illegible] 08030835 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATHAY FINANCIAL INC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue 30th Floor
(No. and Street)

New York (City) NY (State) 10017-1407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chenkin (212) 610-6283
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 28 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

ABK 3/29

4/1

OATH OR AFFIRMATION

I, Bernard Joei, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Financial Inc, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

JAMES C HARRISON 2/29/08
Notary Public - State of New York
No. 01HA6160751
Qualified in New York County
My Commission Expires February 12, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CATHAY FINANCIAL INC

CONTENTS
December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholders of
Cathay Financial Inc

We have audited the accompanying statement of financial condition of Cathay Financial Inc (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cathay Financial Inc as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company has ceased operations in 2007.

McGladrey & Pullen LLP

New York, New York
March 6, 2008

CATHAY FINANCIAL INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash (Note 2)	$ 539,611
Due from Clearing Broker	14,857
Due from Affiliate	4,434
Leasehold Improvements - at cost (net of accumulated amortization of $357,496)	1,209,254
Other Assets	300,278
Total Assets	$ 2,068,434
LIABILITY AND STOCKHOLDERS' EQUITY	
Liability - accrued expenses and other liabilities	$ 578,988
Stockholders' Equity (Note 1):	
Common stock, Class A voting shares, $.01 par value, authorized 1,500,000 shares; issued and outstanding 938,822 shares	9,389
Common stock, Class B nonvoting shares, $.01 par value, authorized 500,000 shares; issued and outstanding 302,176 shares	3,022
Capital in excess of par value	5,608,824
Accumulated deficit	(4,131,789)
Total Liability and Stockholders' Equity	$ 2,068,434

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Cathay Financial Inc (the "Company"), a Delaware corporation, is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its operations primarily consist of executing securities transactions on an agency basis.

During the fourth quarter of 2007, the Company ceased operations and wrote down certain assets to their estimated recoverable value. As a result, the Company recognized the following impairment losses:

Furniture and equipment	$390,189
Deferred tax asset	333,365
Other assets	75,000
	$798,554

The Company has the right to sublet half or (at the landlord's discretion) of its existing space. The Company has determined that current sublet rates are sufficient to recover required lease payments and unamortized leasehold improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

Leasehold improvements are being depreciated over their estimated useful lives (not to exceed the term of the lease) using the straight-line method.

2. CASH:

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

3. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's rule 15c3-1 that specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the basic method permitted by the rule, which requires that a broker-dealer maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2007, the Company had a net capital deficiency, as defined, of $26,327, which was less than its requirement by $126,327.

4. COMMITMENTS:

The Company is obligated under a noncancelable operating lease through April 2017 for office space. In addition to rent, the lease provides for the Company to pay certain expenses in excess of base period amounts. Further aggregate minimum annual rent payments under this lease are as follows:

Year ending December 31,	Minimum Rental Commitments
2008	$ 506,078
2009	470,081
2010	475,387
2011	533,750
2012	535,783
Thereafter	2,372,138
	$4,893,217

5. INCOME TAXES:

The Company elected to be treated as a Subchapter S Corporation for federal and state income tax purposes; therefore, the Company is not liable for federal or state payments. The Company's income or loss is reportable by its stockholders on their individual tax returns. The Company is, however, subject to New York City income tax. At December 31, 2007, the Company recognized a deferred tax asset for the value of net operating losses permitted to be carried forward.

6. CESSATION OF OPERATIONS:

During the fourth quarter of 2007, the Company ceased operations. As such, certain assets have been shown on the statement of financial condition at liquidation value. Leasehold improvements have not been written off because the Company is able to sublet the leased premises at a gain sufficient to cover the unamortized leasehold improvements.

7. CONTINGENCIES:

Three individuals sued the Company for unpaid wages. One case was settled in 2008 for $70,000 and has been accrued in the financial statements. The other two cases are not estimable and have not been accrued.

END